March 12, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention: Ms. Julie Bell, Staff Attorney

Re:       ToyZap.com, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 10, 2008
File No. 333-146781
Letter dated February 12, 2008 from the Securities and Exchange Commission

Ladies and Gentlemen:

We are acting as securities counsel to ToyZap.com, Inc., a Texas corporation (the "Company"), in connection with the Registration Statement on Form SB-2, including the prospectus included therein (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), for an offering by the Company of up to 2,000,000 shares of common stock, par value $0.001 per share, of the Company. The Registration Statement was originally filed by the Company with the Commission on October 18, 2007, and its file number is 33-146781. An Amendment No. 1 to the Registration Statement was originally filed by the Company with the Commission on January 10, 2008.

We are in receipt of a letter dated February 12, 2008 from the Commission to the Company in which the Commission details its comments to the Amendment No. 1 to the Registration Statement as originally filed on January 10, 2008 (the "Comment Letter"). In response to the Comment Letter, the Company is amending its Registration Statement by filing with the Commission an Amendment No. 2 to the Registration Statement (the "Amendment"). A copy of the Amendment and a marked copy of the Amendment, comparing the Amendment to the Amendment No. 1 to the Registration Statement as filed on January 10, 2008 are included with this letter.

The Company intends for the Amendment to respond to each of the Commission's comments as described in the Comment Letter. A summary of the Company's responses to the Commission's comments, using the numbering system set forth in the Comment Letter, is set forth below.

United States Securities and Exchange Commission
Division of Corporation Finance
March 12, 2008

General

1.      In response to the Commission's comment, the Company is filing the Amendment on the appropriate form available to the Company without an "SB" designation, namely, Form S-1. The Company is electing to keep the Form SB-2 disclosure format in the Amendment.

Part II—Information Not Required in Prospectus

Item 27. Exhibits

2.       In responses to the Commission's comment, the Company is filing a copy of Exhibit 23.2 with a date included in the signature block.

Item 28. Undertakings

3.       In response to the Commission's comment, the Company has deleted Items 512(a)(2) and (3) from this section.

4.      In response to the Commission's comment, the Company has determined that it is relying on Rule 430C of the Securities Act and has included the appropriate undertaking in this section.

Exhibit 23.1

5.      In response to the Commission's comment, the Company has revised the auditor's consent to reflect the same fiscal years in the auditor's consent as are opined in the auditor's report contained in the registration statement.

Sincerely,

/s/ Balestri & Associates

Balestri & Associates

Enclosures